Filed by StoneMor GP LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StoneMor Partners L.P.

(Commission File No. 001-32270)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 25, 2019

StoneMor Partners L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, PA		19053
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 826-2800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	STON	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On October 25, 2019, StoneMor Partners L.P. (“StoneMor” or the “Partnership”) issued a press release announcing that it has established a record date of 5:00 p.m. New York City time on November 4, 2019 and a meeting date of December 20, 2019 at Courtyard Philadelphia Bensalem, 3280 Tillman Road, Bensalem, PA 19020, on December 20, 2019 at 10:00 a.m. Eastern Time for the special meeting of StoneMor’s unitholders to consider and vote upon a proposal to adopt the previously announced Merger and Reorganization Agreement and the transaction contemplated thereby (the “Unitholder Meeting”). StoneMor unithholders of record at 5:00 p.m. New York City time on November 4, 2019 will be entitled to receive notice of the Unitholder Meeting and to vote at the Unitholder Meeting.

A copy of this press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference. A copy of this press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information in this Item 8.01, including Exhibit 99.1 incorporated by reference herein, is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference into any filing made by the Partnership pursuant to the Securities Act of 1933, as amended, or the Exchange Act, other than to the extent that such filing incorporates any or all of such information by express reference thereto.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the previously announced proposed C-Corporation conversion, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“GP”)) and StoneMor Partners L.P. (the “Partnership”) have jointly filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a prospectus of GP and a proxy statement of the Partnership. GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED C-CORPORATION CONVERSION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED C-CORPORATION CONVERSION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The Partnership and GP believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed C-Corporation conversion; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and GP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, GP, the proposed transaction or other matters attributable to the Partnership, GP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and GP undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits.

Exhibit Number	Description

99.1*	Press Release dated October 25, 2019.

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 25, 2019	STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC
its general partner

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

Exhibit 99.1

STONEMOR PARTNERS L.P. ANNOUNCES THE RECORD DATE

OF SPECIAL MEETING

TREVOSE, PA –October 25, 2019 – StoneMor Partners L.P. (NYSE: STON) (“StoneMor” or the “Partnership”) a leading owner and operator of cemeteries and funeral homes, today announced that the special meeting of the Partnership unitholders will be held on December 20, 2019, at the Courtyard Philadelphia Bensalem, 3280 Tillman Road, Bensalem, PA 19020, on December 20, 2019 at 10:00 a.m. Eastern Time. All Partnership common units and Series A Convertible Preferred Units (together with our common units, the “units”) of record as of the close of business on November 4, 2019, which is the record date for the special meeting, will be entitled to vote their units.

The approval of the previously announced Merger and Reorganization Agreement and the transactions contemplated thereby, including, among other things, the conversion of GP from a Delaware limited liability company into a Delaware corporation (the “C-Corporation Conversion”) to be named StoneMor Inc. (the “Company” when referring to StoneMor Inc. subsequent to such conversion) and the merger of a wholly owned subsidiary of GP with and into the Partnership and the Partnership becoming a wholly-owned subsidiary of the Company (the “Merger”), requires the affirmative vote of at least a majority of the outstanding units, voting together as a class, and as such, not voting will have the same effect as a vote against the merger.

Pursuant to the terms of the previously announced merger agreement, upon completion of the merger, Partnership unitholders (other than certain affiliates of GP) converted into the right to receive one share of common stock, par value $0.01 per share of the Company (the “Company Shares”).

GP and the Partnership expect the transaction to close during the fourth quarter of 2019, subject to certain closing conditions under the terms of the merger agreement, including receipt of the required approval by the Partnership’s unitholders and the satisfaction of other customary closing conditions.

Important information about the merger and the special meeting of the Partnership’s unitholders is included in the proxy statement/prospectus, which has been filed with the SEC and which will be mailed to all Partnership unitholders as of the record date. Partnership unitholders whose units are held in “street name” by a bank, broker or other nominee will receive instructions from the bank, broker or other nominee that they must follow in order to have their units voted. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the internet. Any unitholders holding units in “street name” should instruct their bank, broker or other nominee to vote their units as soon as practicable to ensure that such units are voted at the special meeting.

Partnership unitholders and their brokers who have questions about the merger or the special meeting, or desire additional copies of the proxy statement/prospectus or additional proxy cards or voting instruction forms should contact D.F. King & Co., Inc., the Partnership’s proxy solicitor, at: D.F. King & Co., Inc., toll free for unitholders at (800-967-4607).

* * *

About StoneMor Partners L.P.

StoneMor Partners L.P., headquartered in Trevose, Pennsylvania, is an owner and operator of cemeteries and funeral homes in the United States, with 321 cemeteries and 90 funeral homes in 27 states and Puerto Rico.

StoneMor is the only publicly traded death care company structured as a partnership. StoneMor’s cemetery products and services, which are sold on both a pre-need (before death) and at-need (at death) basis, include: burial lots, lawn and mausoleum crypts, burial vaults, caskets, memorials, and all services which provide for the installation of this merchandise. For additional information about StoneMor Partners L.P., please visit StoneMor’s website, and the investors section, at http://www.stonemor.com.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed C-Corporation Conversion, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“GP”)) and StoneMor Partners L.P. (the “Partnership”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a prospectus of GP and a proxy statement of the Partnership. GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED C-CORPORATION CONVERSION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED C-CORPORATION CONVERSION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about GP and the Partnership through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release, including, but not limited to, information regarding the anticipated timing of the C-Corporation Conversion are forward-looking statements. Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict,” “focus,” “review,” “cash flow,” “confident,” “filed timely,” and similar expressions identify these forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to certain risks and uncertainties that could cause actual results to differ materially from the results stated or implied in this press release. StoneMor’s major risks are related to our substantial secured and unsecured indebtedness, our ability to refinance our secured indebtedness in the near term, uncertainties associated with the cash flow from pre-need and at-need sales, trusts and financings, which may impact StoneMor’s ability to meet its financial projections, service its debt and resume paying distributions, as well as with StoneMor’s ability to maintain an effective system of internal control over financial reporting and disclosure controls and procedures.

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StoneMor’s additional risks and uncertainties include, but are not limited to: StoneMor’s ability to successfully implement its strategic plan relating to achieving operating improvements, including driving asset-level accountability and profitability, improving sales productivity and effectiveness, reducing operating expenses and improving financial reporting efficiencies; the effect of economic downturns; the impact of StoneMor’s significant leverage on its operating plans; the decline in the fair value of certain equity and debt securities held in StoneMor’s trusts; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully compete in the cemetery and funeral home industry; litigation or legal proceedings that could expose StoneMor to significant liabilities and damage StoneMor’s reputation, including but not limited to litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the effects of cyber security attacks due to StoneMor’s significant reliance on information technology; uncertainties relating to the financial condition of third-party insurance companies that fund StoneMor’s pre-need funeral contracts; and various other uncertainties associated with the death care industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in StoneMor’s Annual Report on Form 10-K for the Year Ended December 31, 2018 and the other reports that StoneMor files with the Securities and Exchange Commission, from time to time. Except as required under applicable law, StoneMor assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

CONTACT:	Director - Investor Relations
StoneMor Partners L.P.
(215) 826-2945

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